Exhibit 99.10

NEWS RELEASE OTCQB: CPPXF

CONTINENTAL POSTS Q1, 2014 RESULTS

JAKARTA, Indonesia – May 5, 2014 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy investment company with operations in Southeast Asia and Norway, today announced the filing of its unaudited, condensed interim financial statements and management’s discussion and analysis for its first quarter of fiscal 2014 ended September 30, 2013. Complete copies of these interim statements are available for download from the SEDAR website at www.sedar.com.

Current Working Capital – As at 30 September 2013, the Company’s interim statements reflect a working capital deficit of $865,189 compared to a working capital deficit of a $744,692 at the 30 June 2013, the end of the previous quarter. The Company generated $20,239 from financing activities during the current quarter which included proceeds from private placements and the receipt from/repayment of loans from related parties. The Company made principal and interest payments to related parties during the comparative quarter in the amount of $15,462.

Operations – Overall, the Company incurred a loss from operations during the current quarter of $189,866 compared to a loss of $156,471 for the comparative quarter in the prior year, an increase of $33,395. The increase in loss is primarily due to the Company using equity accounting for the losses of its affiliates. Total equity loss during the current quarter was $43,194 compared to $nil for the comparative quarter. The Company made the investment in the affiliates on 4 June 2013 during the fourth quarter for fiscal 2013. All of the Company’s other costs decreased slightly compared to the costs incurred during the comparative quarter as a result of lower overall activity of the Company during the current quarter. Cash used in operating activities during the current quarter totaled $24,457 compared with $116,659 in the comparative quarter. Cash from investing activities during the current quarter was $nil while the Company expended $5,423 during the comparative quarter on purchase of equipment

On behalf of the Company,
Robert V. Rudman, CFO

Source: Continental Energy Corporation
Media Contacts: Robert Rudman, CFO, 561-779-9202, rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.